D E  V I S S E R   G R A Y   L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of TAG Oil Ltd.

We have audited the consolidated balance sheets of TAG Oil Ltd as at March 31, 2008 and 2007 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (“PCAOB”) (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2008 in accordance with generally accepted accounting principles in Canada.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
Canada
July 16, 2008

Consolidated Balance Sheets
Expressed in Canadian Dollars

As at March 31	2008	2007

Assets
Current
Cash and cash equivalents (Note 2f)	$6,553,101	$13,425,795
Amounts receivable and prepaids	1,537,078	375,581
Inventory (Note 2m)	1,015,886	857,004
	9,106,065	14,658,380
Property and equipment (Note 5 and 10)	29,381,949	32,014,990
	$38,488,014	$46,673,370

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$1,595,026	$1,007,588

Non-current
Future income tax (Note 4 and 9)	4,144,883	5,329,492
Asset retirement obligations (Note 6)	513,907	202,460
	6,253,816	6,539,540

Share capital (Note 7)	69,979,631	69,979,631
Contributed surplus	897,925	817,642
Deficit	(38,643,358)	(30,663,443)
	32,234,198	40,133,830
	$38,488,014	$46,673,370

Nature of operations (Note1)
Commitments and contingencies (Note 8)
Subsequent events (Note 10)

See accompanying notes

Approved by the Board of Directors:

“Garth Johnson”	“Dan Brown”

Garth Johnson, Director	Dan Brown, Director

Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars

For the Years Ended March 31	2008	2007	2006

Revenues
Production revenue	$4,103,954	$938,838	$-
Royalties	(209,096)	(43,425)	-
	3,894,858	895,413	-

Expenses
General and administrative	2,321,093	2,066,665	1,404,864
Production costs	1,552,752	361,328	-
Stock option compensation	80,283	107,782	123,829
Directors & officers insurance	50,533	53,192	32,250
Wellhead insurance	-	4,166	-
Foreign exchange	863,843	(134,530)	(62,080)
Depletion, depreciation and accretion	1,348,745	380,235	7,596
	(6,217,249)	(2,838,838)	(1,506,459)

Other Items
Interest income	426,590	841,569	399,684
Write-off of oil and gas properties	(6,561,682)	(17,246,651)	(358,699)
Write-down of inventory	(201,431)	(209,959)	-
Legal settlement	470,561	-	-
Sale of oil and gas property	208,438	-	-
Gain on sale of marketable securities	-	-	39,912
	(5,657,524)	(16,615,041)	80,897

Net loss for the year	(7,979,915)	(18,558,466)	(1,425,562)

Deficit, beginning of year	(30,663,443)	(12,104,977)	(10,679,415)

Deficit, end of year	$(38,643,358)	$(30,663,443)	$(12,104,977)

Loss per share	$(0.09)	$(0.22)	$(0.04)

Weighted average number of shares
outstanding	91,631,081	82,576,286	37,330,058

See accompanying notes.

Consolidated Statements of Cash Flows
Expressed in Canadian Dollars

For the Years Ended March 31	2008	2007	2006

Operating Activities
Net loss for the year	$(7,979,915)	$(18,558,466)	$(1,425,562)
Changes in non-cash operating items:
Depletion, depreciation and accretion	1,348,745	380,235	7,596
Stock option compensation	80,283	107,782	123,829
Write-off of oil and gas properties	6,561,682	17,246,651	358,699
Write-down of inventory	201,431	209,959	-
Gain on sale of marketable securities	-	-	(39,912)
	212,226	(613,839)	(975,350)
Changes in non-cash working capital accounts:
Amounts receivable and prepaids	(1,161,497)	753	(191,990)
Accounts payable and accrued liabilities	(190,897)	82,773	71,261
Inventory	(360,313)	(124,194)	(942,769)
Cash used in operating activities	(1,500,481)	(654,507)	(2,038,848)

Financing Activities
Issuance of common shares	-	28,054,682	20,371,485
Cash provided by financing activities	-	28,054,682	20,371,485

Investing Activities
Property and equipment expenditures	(5,372,213)	(32,728,075)	(5,991,089)
Proceeds from sale of marketable securities	-	-	43,212
Cash used in investing activities	(5,372,213)	(32,728,075)	(5,947,877)

Net increase (decrease) in cash during the year	(6,872,694)	(5,327,900)	12,384,760
Cash and cash equivalents - Beginning of year	13,425,795	18,753,695	6,368,935
Cash and cash equivalents - End of year	$6,553,101	$13,425,795	$18,753,695

See accompanying notes.

Supplementary disclosures:

Interest received	$426,590	$841,569	$399,684

Non-cash investing activities:

The Company incurred $1,551,111 (2007: $772,776 and 2006: $2,077,526) in exploration expenditures which amounts were in accounts payable at year end.

Notes to the Consolidated Financial Statements
For the Years Ended March 31, 2008 and 2007
Expressed in Canadian Dollars

NOTE 1 - NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (British Columbia) and had continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). As approved by shareholders at the Company’s annual general meeting held on September 22, 2006, the Company continued from the legal jurisdiction of the Yukon Territory back to the Province of British Columbia and adopted a new set of articles appropriate to British Columbia on October 12, 2006. Its major activity is the development and exploration of international oil and gas properties.

The Company is in the process of exploring, developing and producing from its oil and gas properties and has one oil and gas property that contains reserves that are economically recoverable. The success of the Company’s exploration and development of its oil and gas properties is influenced by significant financial and legal risks, as well as commodity prices and the ability of the Company to discover additional economically recoverable reserves and to bring such reserves into future profitable production. In addition, the Company must continue to obtain sufficient financing to develop its properties towards planned principal operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting Principles and Use of Estimates

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which require the Company’s management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Specific items particularly subject to management estimates are the carrying amounts of deferred property costs, potential accruals for future site reclamation costs and the determination of inputs required in the calculation of stock based compensation. Actual results could differ from these estimates.

On April 1, 2007 the Company adopted the new Canadian Institiute of Chartered Accountants (“CICA”) standards for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865). The new standards bring Canadian rules into line with current rules in the United States. The standards have introduced the concept of Comprehensive Income” to Canadian GAAP and will require that an enterprise: a) classify items of comprehensive income by their nature in the financial statements and b) display the accumulated balance of comprehensive income seperately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. Derivative contracts will be carried on the balance sheet at their mark-to-market value, with any change in value flowing to either net income or comprehensive income. Gains and losses on instruments that are identified as hedges will flow initially to comprehensive income and be brought into net income at the time the underlying hedged item is settled. Any instruments that do not qualify for hedge accounting treatment will be marked- to-market with the tax-effected adjustment flowing through the income statement. The Company did not identify any derivatives or comprehensive income items requiring disclosure as a result of adopting the new standards.

Material differences between Canadian and United States generally accepted accounting principles, that affect the Company, are described in note 12.

b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: TAG Oil (NZ) Limited, TAG Oil (Canterbury) Limited and Cheal Petroleum Limited. The Company consolidates its financial statements with those of its subsidiaries in which it has a controlling interest. Should restrictions be placed on any foreign subsidiary that prevents the Company from exercising effective control, the Company’s investment in that subsidiary shall be accounted for using the cost basis. All significant intercompany balances and transactions with subsidiaries have been eliminated on consolidation.

c)	Joint Operations

Substantially all of the Company's activities relate to the production of, and exploration for, oil and gas. To the extent that these activities are conducted jointly with other companies, the accounts reflect only the Company's proportionate interest in these activities.

d)	Translation of Foreign Currencies

The Company's foreign operations, conducted through its subsidiaries, are of an integrated nature and, accordingly, the temporal method of foreign currency translation is used for conversion of foreign-denominated amounts into Canadian dollars. Monetary assets and liabilities are translated into Canadian dollars at the rates prevailing on the balance sheet date. Other assets and liabilities are translated into Canadian dollars at the rates prevailing on the transaction dates. Revenues and expenses arising from foreign currency transactions are translated into Canadian dollars at the average rate for the year. Exchange gains and losses are recorded as income or expense in the year in which they occur.

e)	Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities. The fair values of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

f)	Cash and Cash Equivalents

Cash and cash equivalents include term investments with maturities of three months or less, together with accrued interest thereon, which are readily convertible to known amounts of cash.

g)	Property and equipment

The Company follows the full cost method of accounting for oil and gas properties whereby all costs relating to the acquisition, exploration, and development of oil and gas properties and equipment are capitalized and accumulated in cost centres by country. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals, seismic and costs of drilling productive and non-productive wells, together with overhead expenses related to acquisition, exploration, development activities. The costs in cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. Depletion is calculated using costs of acquisition, exploration, development estimated future development as well as dismantlement and abandonment costs, net of salvage values using the unit-of production method. An assessment is performed at every reporting date to determine whether the aggregate net costs in each pre-development stage cost centre are recoverable. Costs which are unlikely to be recovered are written-off. Oil and gas properties for which there has been commercial production, are subject to a ceiling test in each reporting period to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying values of the oil and gas properties. If the carrying value of the oil and gas properties is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds an estimated fair value. The fair value estimate is normally based on the sum of the discounted cash flows expected from production of proved and probable reserves at a discount rate of 10% and the lower of cost and market of unproved properties. The cash flows are estimated using forecast product prices and costs with the forecast product pricing being a constant price utilizing the actual oil price posted at March 31, 2008 and discounted using a risk-free interest rate of 10%.

Sales of oil and gas properties, whether or not being amortized currently, shall be accounted for as adjustments of capitalized costs, with no gain or loss recognized unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas attributable to a cost centre. Abandonments of oil and gas properties shall be accounted for as adjustments of capital cost with the costs of abandoned properties being charged to the cost center and amortized.

Furniture, office and computer equipment is recorded at cost less accumulated amortization. Amortization is provided for over its estimated useful life on a declining-balance basis at rates between 20% and 48%.

h)	Income Taxes

The Company accounts for and measures future tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely to occur than not to occur, a valuation allowance in the amount of potential future benefit is taken and no asset is recognized. Such an allowance would apply fully to all potential income tax assets of the Company.

i)	Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based on the trading price of the Company’s shares on the TSX Venture Exchange on the measurement date. The measurement date is defined as the earliest of the date at which the commitment for performance by the counterparty to earn the common shares is reached or the date at which the counterparty’s performance is complete.

j)	Stock-based Compensation

The Company has a stock based compensation program for officers, directors, employees and consultants.

All stock option based grants are measured and recognized in the consolidated financial statements using a fair value based method. Fair value is created using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period. The Company measures compensation expense if the options are changed or modified. Consideration received upon the exercise of stock options together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

k)	Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the year. Diluted loss per share is not presented, as it is anti-dilutive.

l)	Asset retirement obligation

Effective March 31, 2003, the Company has adopted retroactively the Canadian Institute of Chartered Accountants’ new standard on Asset Retirement Obligations. The Company recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value is determined through a review of engineering studies, industry guidelines and managements estimate on a site-by-site basis. The fair value of the ARO is recorded as a liability, with a corresponding increase in the amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proven and probable reserves. The liability amount of accretion is expensed in the period. Actual costs incurred upon the settlement of the ARO are charged against the liability. At March 31, 2008 the Company has $513,907 in asset retirement obligations.

m)	Inventory

Inventory is valued at the lower of cost and net realizable value with cost being determined using a first-in first-out basis. Inventory consists of field operation consumables.

n)	Oil and gas revenue recognition

Sales revenues represent invoiced sales of oil and gas products. Revenue from the sale of goods is recognized when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due, associated costs or the possible return of goods, or where there is continuing management involvement with the goods.

o)	Acquisitions

Acquisitions are accounted for using the purchase method. Where an entity becomes part of the Company during the year, the results of the entity are included in the consolidated results from the date that control commenced. When an entity is acquired, all identifiable assets and liabilities are recognized at their fair value at the acquisition date. The fair value does not take into consideration any future intentions by the Company.

NOTE 3 – FUTURE CHANGES IN ACCOUNTING POLICIES

a)	Capital Disclosures

Effective April 1, 2008 the Company will be required to adopt CICA Handbook Section 1535 that requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the effects of adopting this standard.

b)	Financial Instruments

Effective April 1, 2008 the Company will be required to adopt CICA Handbook Section 3862, Financial Instruments - Disclosures and Section 3863 -Financial Instruments-Presentation which have replaced CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation. Sections 3862 and 3863 increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008. The Company is currently evaluating the effects of adopting this standard.

c)	International Financial reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board announced 2011 as the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own generally accepted accounting principles. The specific implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

NOTE 4 – ACQUISITION OF CHEAL PETROLEUM LIMITED, PEP 38757 LIMITED AND PEP 38758 LIMITED

On June 16, 2006 the Company acquired all of the issued and outstanding shares of Cheal Petroleum Limited, PEP 38757 limited and PEP 38758 Limited (collectively referred to as “Cheal”) all of which are arms length oil and gas companies. The Cheal acquisition was accounted for by the purchase method and the shares were acquired for an aggregate of $16,439,074 by the issuance of 5,000,000 common shares of the Company priced at $0.70 per share plus cash consideration of $12,939,074.

The acquisition was accounted for as of the closing date with the purchase price allocated to the assets and liabilities as shown below:

Calculation of purchase price:
Cash for purchase of shares	$12,839,074
Fair value of shares issued	3,500,000
Transaction costs	100,000
$16,439,074

Allocation of purchase price:
Oil and gas properties	$22,168,070
Equipment	346,837
Asset retirement obligations	(149,644)
Future income taxes	(5,329,492)
Working capital	(596,697)
$16,439,074

Refer to note 5

NOTE 5 – PROPERTY AND EQUIPMENT

	Working
	Interest		Additions			Additions
	at March 31	Net Book	During the	Depletion	Net Book	During the	Depletion	Net Book
	2007/2008	Value at	2007 Fiscal	Recoveries	Value at	2008 Fiscal	Recoveries	Value at
	%	March 31, 2006	Year	Write-offs	March 31, 2007	Year	Write-offs	March 31, 2008
Oil and Gas
Properties
New Zealand
Proved
PMP 38156-S	30.5/30.5	-	$23,690,514	$(324,022)	$23,366,492	$407,836	$(2,005,056)	$21,769,272
Unproved:
New Zealand:
PMP 38153	15.0 /15.0	9,597	11,589	-	21,186	100,468	(88,743)	32,911
PMP 38156-D	15.1/15.1	-	1,818,599	-	1,818,599	604,099	(2,227,126)	195,572
PMP 38157	25/-	4,342	8,644,599	(7,899,641)	749,300	179,059	(928,359)	-
PEP 38256	100	417,568	71,186	(488,754)	-	-	-	-
PEP 38258	-/-	79,167	213,489	(292,656)	-	-	-	-
PEP 38260	-/-	512,885	111,266	(624,151)	-	-	-	-
PEP 38341	35.5/-	523,150	33,537	(556,687)	-	-	-	-
PEP 38342	35.5/-	502,635	30,896	-	533,531	16,674	(550,205)	-
PEP 38732	-/-	1,000	50,073	(51,073)	-	-	-	-
PEP 38736	-/-	29,843	11,113	(40,956)	-	-	-	-
PEP 38738-S	30.5-30.5	-	-	-	-	-	-	-
PEP 38738-D	15.1-15.1	-	-	-	-	-	-	-
PEP 38741	45/-	1,637,891	777,331	-	2,415,222	194,919	(2,610,141)	-
PEP 38744	-/-	-	37,353	(37,353)	-	-	-	-
PEP 38745	83.33/-	554,925	31,159	(586,084)	-	-	-	-
PEP 38746	16.67/16.67	95,538	86,023	-	181,561	5,479	-	187,040
PEP 38748	33.33/33.33	-	18,765	-	18,765	6,074	-	24,839
PEP 38751	33.33/-	563,522	7,307	(570,829)	-	-	-	-
PEP 38757	100/-	2,466,661	66,436	(2,533,097)	-	-	-	-
PEP 38758	100/100	983,650	2,303,203	(3,286,853)	-	189,559	(189,559)	-
PEP 38765	38.3/-	690,155	151,509	(202,180)	639,484	14,801	(654,285)	-
PEP 38766	-/-	-	21,218	(21,218)	-	-	-	-
PEP 38767	-/-	83,234	38,019	(121,253)	-	-	-	-
New interests	-/-	-	136,046	(136,046)	-	439	(439)	-
		9,155,763	38,361,230	(17,772,853)	29,744,140	1,719,407	(9,253,913)	22,209,634

		Net Book	Additions	Amortization	Net Book	Additions	Amortization	Net Book
		Value at	During the		Value at	During the		Value at
		March 31, 2006	Year		March 31, 2007	Year		March 31, 2008
Production
equipment	30.5/30.5	-	2,191,243	-	2,191,243	5,012,087	(59,314)	7,144,016
Office
equipment	100/100	30,836	97,875	(49,104)	79,607	3,911	(55,219)	28,299
		30,836	2,289,118	(49,104)	2,270,850	5,015,998	(114,533)	7,172,315

Total		$9,186,599	$40,650,348	$(17,821,957)	$32,014,990	$6,735,405	$(9,368,446)	$29,381,949

The Company’s oil and gas properties are located in New Zealand and its interests in these properties are maintained pursuant to the terms of exploration and mining permits granted by the national government. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of exploration on these properties.

Pursuant to an agreement dated September 6, 2007 the Company sold its interest in PMP 38157 for NZ$266,000.

In October 2007, the Company signed a letter of intent (“LOI”) with New Zealand based Genesis Energy to sell its 15.1% interest in PEP 38738-D and PMP 38156-D containing the Cardiff deep gas prospect for a combination of cash and a 1% royalty on any future production from both permits. The LOI is conditional to a formal agreement being signed as well as consents required under the joint venture operating agreement and Ministry of Economic Development in New Zealand.

In December 2007, the Company signed an agreement with Discovery Geo Corporation to sell its 35.5% interest in PEP 38342 for a combination of cash and a 1.11% royalty on future production on the permit. The agreement is conditional to receiving consent from the Ministry of Economic Development in New Zealand.

During the year ended March 31, 2008, the Company reached an out of court cash settlement with its joint venture partner in PEP 38260 where the joint venture partner paid NZ$600,000 to the Company in exchange for the cancellation of the Company’s interest in PEP 38260.

During the year ended March 31, 2008, the Company recorded a write-down of $6,561,682 associated with its oil and gas properties after the Company completed an assessment that determined that the costs related to each permit were unlikely to be recovered.

During the year ended March 31, 2008, the Company relinquished its interests in PEP 38256, PEP 38341, PEP 38741, PEP 38745, PEP 38751, PEP 38757 and PEP 38765 and has sold its interests in PMP 38157, PEP 38342, PEP 38738-D, PMP 38156-D and PEP 38260 and has written-off the net costs associated with each permit. The Company also elected to write-off all costs associated with its interest in PEP 38758 after an assessment was completed that determined that the costs related to the permit were unlikely to be recovered.

The Company’s oil and gas properties are located in New Zealand and its interests in these properties are maintained pursuant to the terms of mining and exploration permits granted by the national government. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of development and exploration on these properties.

On June 16, 2006, the Company acquired all of the outstanding shares of Cheal Petroleum Limited (“Cheal”), PEP 38757 Limited and PEP 38758 Limited, all located in New Zealand. Cheal owns a 30.5% interest in PEP 38738-S containing the Cheal Oil Field and a 15.1% interest in PEP 38738-D containing the Cardiff deep gas prospect. Consideration paid for these three companies was NZ$18,542,857 (CDN$12,839,074), 5 million shares of the Company and a 0.775% gross over-riding royalty on PEP 38738-D. PEP 38757 Limited and PEP 38758 Limited were subsequently removed from the companies register in New Zealand as they did not contain any assets.

Refer to Note 10

NOTE 6 – ASSET RETIREMENT OBLIGATIONS

The following is a continuity of asset retirement obligations for the year ended March 31, 2008:

Balance at March 31, 2007	$202,460
Revision in estimated obligations	299,535
Accretion expense	11,912
Balance at March 31, 2008	$513,907

The Company’s asset retirement obligations result from net ownership interests in petroleum and natural gas development activity and, during the year ended March 31, 2008, the Company recorded an additional liability of $299,535 resultant from a revision in estimated asset retirement obligations during the year. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $968,129 which will be incurred between 2015 and 2020.

The fair value of the liability for the Company’s asset retirement obligation is recorded in the period in which it is incurred, using an inflation rate of 5% and discounted to its present value using a credit adjusted risk free rate of 8% and the corresponding amount is recognized by increasing the carrying amount of the oil and gas properties. The liability is accreted each period and the capitalized cost is depreciated over the useful life of the related asset using the unit-of-production method.

NOTE 7 - SHARE CAPITAL

a)	Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

	Number
Issued and fully paid:	of Shares	Amount

Balance at March 31, 2006	46,631,081	$38,424,949
Private placement, net of issue costs	40,000,000	28,054,682
Acquisition of Cheal Petroleum Limited	5,000,000	3,500,000
Balance at March 31, 2007 and 2008	91,631,081	$69,979,631

During the 2007 fiscal year the Company completed a brokered private placement financing consisting of 40,000,000 shares at a price of $0.75 per share.

On June 16, 2006, the Company issued 5,000,000 shares valued at $0.70 per share based on the closing share price of the Company on the date of issuance, as partial consideration for the acquisition of Cheal Petroleum Limited, PEP 38757 Limited and PEP 38758 Limited.

Refer to Notes 4 and 5

b)	Incentive Stock Options

The Company has a stock option plan for the granting of stock options to directors, employees and service providers. Under the terms of the stock option plan, the number of shares reserved for issuance as share incentive options will be equal to 10% of the Company’s issued and outstanding shares at any time. The exercise price of each option equals the market price of the Company’s shares the day prior to the date that the grant occurs less any applicable discount approved by the Board of Directors and per the guidelines of the TSX Venture Exchange. The options maximum term is five years and must vest over a minimum of eighteen months.

The following is a continuity of outstanding stock options:

	Number of	Weighted Average
	Options	Exercise Price (1)
Balance at March 31, 2006	1,025,000	0.83
Granted during the year	935,000	0.69
Balance at March 31, 2007	1,960,000	0.76
Expired during the year	700,000	0.76
Balance at March 31, 2008	1,260,000	0.77

(1)	Certain outstanding options are denominated in US dollars and have been converted to Canadian dollars using the year-end closing exchange rate of the year of grant.

The following summarizes information about stock options that are outstanding at March 31, 2008:

		Weighted
Number	Price	Average Remaining	Expiry	Options
of Shares	per Share	Contractual Life	Date	Exercisable
100,000	US$0.65	0.17	May 31, 2008	100,000
400,000	US$0.65	1.75	January 1, 2010	400,000
75,000	US$0.65	2.11	May 10, 2010	75,000
150,000	$1.30	2.65	November 22, 2010	150,000
325,000	$0.70	3.34	August 2, 2011	325,000
60,000	$0.52	3.65	November 22, 2011	20,000
150,000	$0.57	3.84	February 1, 2012	50,000
1,260,000		2.50		1,120,000

During the 2008 fiscal year, the Company did not grant any options.

During the 2007 fiscal year, the Company granted options to four directors and one employee to purchase 625,000 common shares at a price of $0.70 per share vesting over eighteen months with an expiry date of August 2, 2011. The Company also granted three employees options to purchase 100,000, 60,000 and 150,000 common shares at prices of $0.90, $0.52 and $0.57 per share, respectively, all of which vest over two years.

The Company applies the Black-Scholes option pricing model when options are granted using the closing market prices on the grant dates, a volatility ratio of 42% and the risk free interest rate of 3.5% to calculate an option benefit at the dates of grant that is amortized over the vesting period of the options. During the 2008 fiscal year the Company recorded a total option benefit of $80,283 (2007: $107,782).

NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Company participates in oil and gas exploration operations jointly with independent third and related parties and is contractually committed under agreements to complete certain exploration programs. The Company’s management estimates that the total commitments for fiscal 2009 under various agreements relating to permits held at March 31, 2008 are as follows:

		Work Commitment or Obligation
Oil and Gas Property	Working Interest %	to March 31, 2009
PMP 38156-S	30.50	$2,300,000
PMP 38156-D	15.10	125,000
PEP 38746	16.67	125,000
Total		$2,550,000

NOTE 9 - INCOME TAXES

	2008	2007

Net loss for the year	$(7,979,915)	$(18,558,466)
Expected income recovery	(2,638,170)	(6,130,199)
Net adjustment for amortization, deductible and non-deductible amounts	(166,774)	(160,257)
Unrecognized benefit of current non-capital loss	2,804,944	6,290,456
Total income taxes	$-	$-

A reconciliation of income taxes at statutory rates and the significant components of the Company’s future income tax assets are as follows:

	2008	2007
Future income tax assets:
Net property and equipment carrying amounts in excess of tax pools	$(7,176,060)	$(7,533,161)
Non-capital loss carryforwards	10,302,870	10,818,832
	3,126,809	3,285,671
Valuation allowance	(3,126,809)	(3,285,671)
	-	-
Purchase of Cheal	5,329,492	5,329,492
Reassessment of future income tax liability	(1,184,609)
Net future tax liabilities	$4,144,883	$5,329,492

During the 2007 fiscal year the Company recorded a future income tax liability on its acquisition of Cheal due to an excess of the allocated cost of the property for consolidated accounting purposes over the tax pools applicable to these assets in the corporate entity acquired. In the acquisition the Company’s carrying cost of the Cheal assets for consolidated accounting purposes, as otherwise determined, was increased by this notional $5,329,492 future tax liability assumed. During the 2008 fiscal year the excess costs allocated to the cost of the property over tax pools was reassessed and this notional future tax liability was reduced to $4,166,493. This liability is not currently payable and the Company has no current intention of creating a statutory liability for such an amount in the future. Refer also to note 4.

The Company has non-capital losses of approximately $6.26 million (2007 - $4.31 million), which are available to reduce future taxable income in Canada, which expire between 2007 and 2027. Subject to certain restrictions the Company also has mineral property expenditures of approximately $4.15 million (2007 - $4.15 million) available to reduce taxable income in future years.

At March 31, 2008, the Company also has losses and deductions of approximately NZ$35.1 million (March 31, 2007 - NZ$29.6 million) available to offset future taxable income earned in New Zealand. These tax losses are available to be carried forward indefinitely as long as shareholder continuity is maintained.

NOTE 10 – SUBSEQUENT EVENTS

Legal claim

Subsequent to the year ended March 31, 2008, the Company and Austral Pacific Energy Ltd. (“Austral”) resolved a dispute related to the construction of the Cheal Production Station located on PMP 38156-S. The agreement to resolve the dispute required Austral to issue 2,273,000 million common shares to the Company valued at NZ$2,000,240 and to pay the Company NZ$300,000. The issuance of Austral common shares also includes six-month anti-dilution protection for the Company whereby the Company will be issued additional Austral common shares should Austral issue any shares at a price less than NZ$0.88 per share. Furthermore, in the event Cheal A7 is successfully completed for production, the Company will receive an additional US$250,000 payable in equal installments over twelve months.

Property and Equipment

In May 2008, the Company signed a formal agreement with a subsidiary of New Zealand based Genesis Energy Limited to sell its 15.1% interest in PEP 38738-D and PMP 38156-D containing the Cardiff deep gas prospect for a combination of cash and a 1% royalty on any future production from both permits. The agreement is conditional to obtaining the consent of the Ministry of Economic Development in New Zealand.

In April 2008, the Company received consent from the Ministry of Economic Development in New Zealand approving the agreement with Discovery Geo Corporation to sell the Company’s 35.5% interest in PEP 38342 for a combination of cash and a 1.11% royalty on future production on the permit.

NOTE 11 – SEGMENTED INFORMATION

The Company operates in one industry: petroleum exploration and production. It operates in two geographical regions, therefore information on country segments is provided as follows:

2008	Canada	New Zealand	Total Company
Production revenue	$-	$4,103,954	$4,103,954
Royalty expenses	-	(209,096)	(209,096)
		3,894,858	3,894,858
Expenses:
General and administrative	895,126	1,425,967	2,321,093
Production costs	-	1,552,752	1,552,752
Stock option compensation	80,283	-	80,283
Insurance	50,533	-	50,533
Foreign exchange	815,996	47,847	863,843
Depletion, depreciation and accretion	4,594	1,344,151	1,348,745
	(1,846,532)	(4,370,717)	(6,217,249)

Other items
Interest income	392,601	33,989	426,590
Write-down of inventory	-	(201,431)	(201,431)
Write-off of oil and gas properties	-	(6,561,682)	(6,561,682)
Legal settlement	-	470,561	470,561
Sale of oil and gas property	-	208,438	208,438
	392,601	(6,050,125)	(5,657,524)

Net loss for the year	$(1,453,931)	$(6,525,984)	$(7,979,915)

Total assets	6,125,992	32,362,022	38,488,014
Capital expenditures for the year	-	5,372,213	5,372,213

NOTE 12 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except for the following differences:

CONSOLIDATED BALANCE SHEETS

a)	Foreign Currency Translation

The functional currency of the Company’s foreign operations is considered to be the Canadian dollar for the 2008 fiscal and accordingly the Company’s current accounting for foreign exchange under Canadian GAAP is consistent with the applicable US GAAP in this area.

In prior years the Company took the position that, for US GAAP purposes its foreign operations, while considered to be ‘integrated’ for purposes of foreign currency translation under Canadian GAAP, utilized a different functional currency from that of the Canadian parent company. Accordingly, in previous fiscal years the current rate method of foreign currency translation was used for conversion into Canadian dollars. All assets and liabilities are translated into Canadian dollars at the rates prevailing on the balance sheet date. Stockholders’ equity accounts are translated into Canadian dollars at the rates prevailing on the transaction dates, with revenues and expenses translated into Canadian dollars at the average rate for the year.

Translation adjustments resulting from previous years’ foreign currency translations under U.S. GAAP would have been recorded as a separate component of the stockholders’ equity section on the balance sheet.

	March 31,	March 31,
	2008	2007
Property and Equipment under Canadian GAAP	$29,381,949	$32,014,990
Foreign currency translation adjustment	-	2,731,456
Cumulative historical adjustments	1,558,662	(1,172,794)
Oil and gas properties under U.S. GAAP	$30,940,611	$33,573,632

As a result of the adjustments, total assets under U.S. GAAP as at March 31, 2008 and 2007 would be $40,046,676 and $48,232,032, respectively.

b)	Stockholders’ Equity

	i)	Common Stock

During the 2004 fiscal year, the Company began recording, under Canadian GAAP, the cost of stock options granted to employees and consultants utilizing a fair value measurement basis, a policy that is materially consistent with U.S. GAAP for stock-based compensation as described in Statement of Accounting Standards 123 (“SFAS 123”). However, in previous fiscal years, prior to the adoption of the fair value measurement standard under Canadian GAAP, the Company was subject to the minimum disclosure standards of SFAS 123 under U.S. GAAP, which required it to report, on a pro-forma basis, the effect of following a fair value based method of measuring the value of stock options granted using the Black Scholes, or similar, option pricing model.

In accordance with the mandatory disclosure standard, the following are the pro-forma figures for common stock had the Company used, from inception, a fair value-based method of accounting for stock based compensation as described in SFAS 123:

	March 31,	March 31,
	2008	2007
Common stock under Canadian GAAP	$69,979,631	$69,979,631
Cumulative historical adjustments	3,042,858	3,042,858
Common stock under U.S. GAAP	$73,022,489	$73,022,489

ii)	Foreign Currency Translation Adjustment

The effects of Note 9(a) on foreign currency translation adjustment are as follows:

	March 31,	March 31,
	2008	2007
Foreign currency translation adjustment	$-	$2,731,456
Cumulative historical adjustments	1,558,662	(1,172,794)
Foreign currency translation adjustment under U.S. GAAP	$1,558,662	$1,558,662

As a result of this adjustment, total stockholders’ equity under U.S. GAAP as at March 31, 2008 and 2007 would be $33,792,860 and $41,692,492, respectively.